EXHIBIT 12.2

ARCHSTONE-SMITH OPERATING TRUST
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED UNIT DISTRIBUTIONS

(Dollar amounts in thousands)

(Unaudited)

	Six Months Ended
	June 30,		Twelve Months Ended December 31,
	2004 (1)	2003 (1)	2003 (1)	2002 (1)	2001 (1)	2000 (1)	1999 (1)
Earnings from operations	$72,953	$60,032	$106,395	$107,857	$101,561	$118,307	$139,662
Add:
Interest expense	87,717	76,774	174,397	189,432	80,359	83,286	93,974

Earnings as adjusted	$160,670	$136,806	$280,792	$297,289	$181,920	$201,593	$233,636

Combined fixed charges and Preferred Unit distributions:
Interest expense	$87,717	$76,774	$174,397	$189,432	$80,359	$83,286	$93,974
Capitalized interest	11,347	11,528	26,854	32,377	29,186	37,079	41,099

Total fixed charges	99,064	88,302	201,251	221,809	109,545	120,365	135,073

Preferred Unit distributions	8,906	15,609	26,153	34,309	25,877	25,340	23,733

Combined fixed charges and Preferred Unit distributions	$107,970	$103,911	$227,404	$256,118	$135,422	$145,705	$158,806

Ratio of earnings to combined fixed charges and Preferred Unit distributions	1.5	1.3	1.2	1.2	1.3	1.4	1.5

(1)	Net earnings from discontinued operations have been reclassified for all periods presented.